# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veris Residential, Inc., CIK 0000924901
CUSIP: 554489104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: HARBORSIDE 3, 210 HUDSON ST., STE. 400, JERSEY CITY, New Jersey (NJ), 07311
Date of event which requires filing of this statement: 02/23/2026
Amends the filing with accession number 0000902664-26-000727
Filed by CIK 0002014584
Persons authorized to receive notices and communications: Erez Asset Management LLC, 270 North Avenue, Suite 404, New Rochelle, New York (NY), 10804, (917) 455-9764

## Reporting persons
- Erez REIT Opportunities LP (CIK 0002014584): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,543,737; sole dispositive power 0; shared dispositive power 3,543,737; aggregate amount beneficially owned 3,543,737 (3.79% of the class)
- Erez Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,543,737; sole dispositive power 0; shared dispositive power 3,543,737; aggregate amount beneficially owned 3,543,737 (3.79% of the class)
- Bruce Schanzer (CIK 0001522587): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,543,737; sole dispositive power 0; shared dispositive power 3,543,737; aggregate amount beneficially owned 3,543,737 (3.79% of the class)
- Moishe Gubin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Veris Residential, Inc.
Address of issuer's principal executive offices: HARBORSIDE 3, 210 HUDSON ST., STE. 400, JERSEY CITY, New Jersey (NJ), 07311
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Schedule 13D") relating to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Veris Residential, Inc., a Maryland corporation (the "Issuer"). This Amendment No. 1 amends and restates Item 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 93,458,338 shares of Common Stock outstanding as of February 22, 2026, as disclosed in the Agreement and Plan of Merger among Veris Residential, Inc., Veris Residential, L.P., AC Residential Acquisition LP, AC Residential REIT LLC, and AC Residential OP LP, dated as of February 23, 2026, filed as Exhibit 2.1 to the Issuer's Periodic Report on Form 8-K with the SEC on February 23, 2026.

As of the close of business on the date hereof, the Erez Reporting Persons may be deemed to beneficially own 3,543,737 shares of Common Stock, representing approximately 3.79% of the shares of Common Stock outstanding. As of the close of business on the date hereof, Mr. Gubin does not beneficially own any shares of Common Stock.

All shares of Common Stock beneficially owned by Mr. Gubin were sold on February 23, 2026. Therefore, Mr. Gubin and the Erez Reporting Persons are no longer deemed to be a "group" within the meaning of Section 13(d)(3) of the Act.
Residence or business address: See rows (7) through (10) of the cover pages to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Present principal occupation or employment: The transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Schedule 13D, which were all in the open market, are set forth on Annex A attached hereto and incorporated by reference herein.
Criminal convictions in the last five years: Except for the Erez Reporting Persons, no other person is known by the Erez Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Civil proceedings (securities laws) in the last five years: February 23, 2026.

## Signatures
- Erez REIT Opportunities LP: /s/ Bruce Schanzer, Bruce Schanzer, Managing Member (02/24/2026)
- Erez Asset Management LLC: /s/ Bruce Schanzer, Bruce Schanzer, Managing Member (02/24/2026)
- Bruce Schanzer: /s/ Bruce Schanzer, Bruce Schanzer (02/24/2026)
- Moishe Gubin: /s/ Moishe Gubin, Moishe Gubin (02/24/2026)